EXHIBIT 99.2


FOR IMMEDIATE RELEASE               CONTACT: Cameron Barry
                                             Frederick Brewing Co.
                                             (301) 694-7899 ext. 108

FREDERICK BREWING REPORTS 4TH QUARTER, ANNUAL RESULTS FOR 1997
Craft Brewer Announces 123% Increase in Revenues


FREDERICK, MD -- Frederick Brewing Co. (NASDAQ: BLUE) (FBC), brewers of Blue Ridge, Hempen, Wild Goose and Brimstone Beers, today reported results for the fourth quarter and fiscal year, both of which ended December 31, 1997.

Gross revenues for the fourth quarter were $1,072,585, an increase of 123% over the same period the previous year. For the full year, 1997 gross revenues increased 76% to approximately $3.3 million from approximately $1.8 million in 1996. FBC attributed the revenue gains to the increased capacity of its new brewery which became fully operational in May of 1997, the introduction of its popular "Hempen" beers in may of 1997 and higher per barrel revenues in 1997 due to increased sales of higher priced seasonal brews and "Hempen" beers. Beer shipments rose 72% for the quarter to 5,023 barrels from 2,925 barrels in the previous year. For the full year, volume rose 59% to 17,300 in 1997 from 10,900 in 1996.

These results do not include sales of the Wild Goose or Brimstone brands, which were acquired in agreements made in December, 1997. On a pro forma basis, these sales would have boosted FBC's revenues to $6 million on shipments of 35,000 barrels.

FBC also reported a net loss of $1,599,105 ($0.37 per basic and diluted share) for the fourth quarter of 1997, a slight increase over the $1,507,860 ($0.85 per basic and diluted share) loss in the corresponding period in 1996. For the full year, the net loss widened to $4,363,440 ($1.59 per basic and diluted share) in 1997 from $2,625,174 ($1.45 per basic and diluted share) in 1996. For both periods, the company attributes the increasing loss to large increases in production overhead associated with owing and operating its new brewery, which remains underutilized; extraordinary investor relations, public future periods; costs associated with the expansion of the company's sales and marketing force and distribution network and a large increase in net interest expense resulting from new debt taken on to build and outfit the new brewery; all as compared to the corresponding periods of 1996.

FBC also reported non-operating charges, for "embedded dividends" accruing to certain preferred shares which can be converted to common stock. For the fourth quarter of 1997, these charges totaled $1,328,561 and for the full year $3,611,641. No corresponding charges were recorded in 1996. The amount of this charge is set to equal the discount from market price at which certain preferred shares can be converted to common stock. Including these charges, the total loss attributable to common shares in the fourth quarter of 1997 was $2,927,666 ($0.67 per share) and for the full year was $7,975,081 ($2.91 per share).

Company president Marjorie McGinnis said she sees signs of "solid progress" in the report. "Ever since we decided to build this new brewery, we have known that the key to profitability was to increase sales volume and capacity utilization. We have invested heavily and successfully in market building over the past year and our revenue growth indicates that. The fourth quarter was the third straight in which we have shown triple-digit growth over the previous year and we've done it in a domestic specialty beer market which grew at only 5-7% over that period. Our distribution network has grown to include 145 distributors in 31 states at a time when many craft brewers are finding it difficult to maintain existing distribution networks, much less enlarge them," McGinnis said.

Chief Executive Officer, Kevin Brannon said that more rapid sales growth, improved capacity utilization and lower per barrel sales and marketing costs should result from FBC's recent mergers with Wild Goose Brewery, Inc. and Brimstone Brewing Company, as their production has been moved into FBC's brewery and the sales and marketing of those brands has been centralized, with little increase in personnel or expense. Financing and investor relations expenses should also drop substantially in 1998, Brannon said, because the company's cash position ($2.6 million as of December 31, 1997) is relatively strong and the company's cash flows should improve substantially, beginning in March, the first full month of production and sales of the new Wild Goose and Brimstone brands.

FBC also released its sales estimate for the first quarter of 1998. The company says it will report gross revenues of approximately $902,000 on sales of more than 5,000 barrels, representing a 239% increase in revenues over the $266,000 recorded during the first quarter of 1997 and a 211% increase over the 1996 sales volume of 1,606 barrels.

Founded in 1993, Frederick Brewing Co. has consistently been one of the fastest growing craft brewers in U.S. Today, the company is the Mid-Atlantic's largest craft brewer. Its 22 award-winning beers are distributed in selected areas throughout the United States.

Statements made in this news release that are not historical facts may be forward-looking statements. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information. A description of risks and uncertainties attendant to Frederick Brewing Co. and its industry and other uncertainties attendant to Frederick Brewing Co. and its industry and other factors that could affect the company's financial results are included in the company's Annual Report on Form 10 KSB filed with the Securities and Exchange Commission on March 31, 1998.

                           FREDERICK BREWING COMPANY
                                FINANCIAL RECAP

For the years ended December 31, 1997 and 1996

                                                    1997                1996
                                                    ----                ----
Gross Sales                                      $3,286,776         $1,871,593
Less: Returns and Allowances                         39,859             50,463
Less: Excise taxes                                  169,236            100,697
Net sales                                         3,077,681          1,720,433
Cost of sales                                     2,837,229          1,743,896
Gross profit (loss)                                 240,452            (23,463)
Selling, general and administrative expenses      4,622,029          1,990,323
Loss on assets to be disposed                           ---            640,815
Operating Loss                                   (4,381,577)        (2,654,601)
Gain on sale of equipment                          (158,167)               ---
Interest (income) expense                           140,030            (29,427)
Loss before income taxes                         (4,363,440)        (2,625,174)
Provision for income taxes                              ---                ---
Net Loss                                         (4,363,440)        (2,625,174)
Preferred stock dividend requirements            (3,611,641)                 0
Net loss attributable to common shareholders    $(7,975,081)       $(2,625,174)
  Basic earnings per common shares:
Net loss before preferred stock
dividend requirements                                 (1.59)             (1.45)
Preferred stock dividend requirements                 (1.32)               ---
Net loss per common share                             (2.91)             (1.45)
Weighted average common share and
common share equivalents outstanding              2,741,583          1,804,503